Exhibit 12.1
HEALTHCARE TRUST OF AMERICA, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2012	2011	2010	2009	2008
(Dollars in thousands)
Earnings (losses)
Pre-tax (loss) income related to continuing operations before adjustment for income or loss from equity investees	$(24,368)	$5,593	$(7,919)	$(24,773)	$(28,409)
Fixed charges	46,745	42,245	36,308	29,353	20,753
Noncontrolling interest in pre-tax (income) loss of subsidiaries that have not incurred fixed charges	(56)	(52)	16	(304)	(39)
Earnings (losses) available for fixed charges	$22,321	$47,786	$28,405	$4,276	$(7,695)

Fixed charges
Interest expense	$41,599	$37,859	$32,906	$26,942	$19,309
Amortized premiums, discounts or capitalized expense related to indebtedness	3,727	3,177	2,589	2,161	1,401
Estimate of interest within rental expenses	1,419	1,209	813	250	43
Total fixed charges	$46,745	$42,245	$36,308	$29,353	$20,753

Ratio of earnings to fixed charges	(1)	1.13	(1)	(1)	(1)
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(1) The ratio of earnings to fixed charges was less than one-to-one for the years ended December 31, 2012, 2010, 2009 and 2008. The total fixed charges for those years were $46.7 million, $36.3 million, $29.4 million and $20.8 million, respectively, and the total earnings (losses) were $22.3 million, $28.4 million, $4.3 million and $(7.7) million, respectively. The deficiency amounts, or the amounts of fixed charges in excess of earnings for those years were $24.4 million, $7.9 million, $25.1 million and $28.5 million, respectively.